Filed pursuant to Rule 253(g)(2)
File No. 024-11243

To The Stars Academy of Arts and Science Inc.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated September 18, 2020 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained therein.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1710274/000110465920106541/tm2023098d7_253g2.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED SEPTEMBER 18, 2020

THIS SUPPLEMENT IS DATED SEPTEMBER 17, 2021

To The Stars Academy of Arts and Science Inc. (the “company”) has determined to terminate the offering for shares of its Class A Common Stock. No further subscriptions will be accepted for the current offering after September 18, 2021. Subscriptions in the offering will be accepted up to and including that date and processed as promptly as possible.